Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

VIA EDGAR

April 30, 2010

Geoffrey Kruczek
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Harbin Electric, Inc. Amendment No. 1 to the Registration Statement on Form S-3 Filed April 20, 2010 File No. 333-166183

Dear Mr. Kruczek:

Harbin Electric, Inc., a Nevada corporation (the “Company”), hereby provides responses to comments issued by the Securities and Exchange Commission (the “Commission”) on April 28, 2010 regarding our Registration Statement on Form S-3 (the “Staff’s Letter”).  Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-3”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system reflecting our below responses.

In order to facilitate your review of the Amended S-3, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Fee Table

1.
It appears from note 4 that the “other” securities are in addition to the $100,000,000 you have registered for sale.  Please tell us why you believe that you are not required to include those securities in the $100,000,000.

RESPONSE:  In response to the Staff’s comment, note 4 in the fee table of the original filing has been deleted.

Incorporation of Certain Documents, page 18

Securities and Exchange Commission
April 30, 2010

2.	Please tell us why the Form 8-K filed January 7, 2010 is not listed here.

RESPONSE:  The Company’s Current Report on Form 8-K filed on January 7, 2010, with the Commission (“Form 8-K”), was inadvertently omitted from the original filing. In response to the Staff’s comment, the Company’s Form 8-K has been added under the section entitled “Incorporation of Certain Documents by Reference” in the Amended S-3.

Exhibit 4.2

3.
Please note that the indenture covering debt securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective.  Therefore, please file as exhibits to this registration statement the indentures governing the senior and subordinated debt securities mentioned in your document.  Refer to Interpretive Responses 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#tia.

RESPONSE:  In response to the Staff’s comment, we have included and filed a form of senior indenture and a form of subordinated indenture as Exhibits 4.2 and 4.3 in the Amended S-3.

Exhibits 5.1 and 5.2

4.
We note that you propose to file the legal opinions by post effective amendment.  Before your registration statement becomes effective, you should file legal opinions covering the securities to which the registration statement relates.  Refer to Questions 212.05 of the Division’s Securities Act Rules 1933 Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securities actrules-interps.htm.  Ensure that the opinions you file address the legality of the issuance of each security listed in your fee table.  In this regard, we note that Exhibits 5.1 and 5.2 imply that no opinion will be provided as to the “units” included in your fee table.  .

RESPONSE:  In response to the Staff’s comment, we have included and filed the legal opinions covering the securities to which the registration statement relates, as Exhibits 5.1 and 5.2 in the Amended S-3. These opinions cover, among other things, the units included in the fee table.

In addition the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
April 30, 2010

•
the action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact our legal counsel, Angela Dowd, by telephone at (212) 407-4097.

Sincerely, /s/ Tianfu Yang Name: Tianfu Yang Title: Chief Executive Officer, Director and Chairman of the Board